UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Samdrew V, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                 Samdrew V, Inc.
                            970 Browers Point Branch
                             Hewlett Neck, NY 11598
                                 (212) 869-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Kenneth Rind
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A
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               7    SOLE VOTING POWER

                    150,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           150,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Samdrew V, Inc., whose principal executive offices are located at 970 Browers Point Branch, Hewlett Neck, NY 11598 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the reporting person is Kenneth Rind (the "Reporting Person").

      (b) The business address of the Reporting Person is 435 East 52nd Street, New York, NY 10022.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Venture Capitalist at Israel Infinity Venture Capital Fund located at 435 East 52nd Street, New York, NY 10022.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person purchased the 150,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $100. The source of funding for this purchase was through personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Person purchased the 150,000 shares of Common Stock for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns an aggregate of 150,000 shares of Common Stock, representing 25% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed December 16, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 150,000 shares of Common Stock owned by the Reporting Person.

      (c) The 150,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective March 8, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 27, 2006

                                 KENNETH RIND


                                 /s/ Kenneth Rind
                                 ----------------